Exhibit 21.1

Subsidiary	Jurisdiction
Calando Pharmaceuticals, Inc.	Delaware
Agonn Systems, Inc.	Delaware
Tego Biosciences Corporation	Delaware
Ablaris Therapeutics, Inc.	Delaware
Arrowhead Madison Inc.	Delaware
Alvos Therapeutics, Inc.	Delaware